

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REDUCES DEBT LEVEL THROUGH THE SALE OF OVERRIDING ROYALTIES

CALGARY, September 28, 2009 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) is pleased to announce that it has entered into purchase and sale agreements for the sale of various overriding royalties to two parties. Total proceeds of the transactions are approximately $54.5 million with an option for an additional $47.5 million, providing Compton with total potential proceeds of $102.0 million which will be used to reduce the Corporation's bank debt.

The transactions include the sale of a 2.5% overriding royalty ('ORR') with an option to purchase an additional 2.5% ORR by December 24, 2009. Assuming the full exercise of the option, the ORR will represent 5% of the gross production revenue on the Corporation's existing land base less certain transportation costs and marketing fees, calculated on a monthly basis. Substantially all of Compton's current proved, probable and possible assets are included in this ORR.

In total, assuming the full exercise of the option, the transactions represent approximately 1,170 boe/d of production based on second quarter 2009 results. These transactions combined with the recently announced equity offering are expected to reduce total debt by approximately $263.0 million. Should the option not be exercised, proceeds available to reduce debt are $216.0 million related to 635 boe/d of production. The ORR transactions are anticipated to close in October 2009. Scotia Waterous Inc. acted as a financial advisor to Compton with respect to the transactions.

"The sale of the overriding royalties is another key step in realizing our objective to reduce our debt level," said Tim Granger, President and Chief Executive Officer. "This sale and our recently announced equity issue are positive first steps to improve the Corporation's capital structure. We're pleased with these achievements as Compton now has greater flexibility and choice, allowing us to start shifting our focus to growth opportunities from our substantial asset base. In the upcoming months, we will continue to assess additional debt reduction options."

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its overriding royalty sales and restructuring activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com